WOODSIDE

18 January 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Fourth Quarter Report for period ended 31 December 2006

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

Exemption File No.
82.2280

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 18 JANUARY 2007
7:40AM (AWDT)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

FOURTH QUARTER REPORT
FOR PERIOD ENDED 31 DECEMBER 2006

Annual Highlights

- Record annual production for 2006 of 67.9 MMboe was 13.8% higher than that recorded in 2005 primarily due to achieving first production from the Chinguetti oil and Enfield oil projects.
- Record annual revenue of A$3,810.3 million was 38.7% higher than 2005 due to higher commodity prices and increased sales volumes.

Quarter Key Points

Production Volume

- Quarterly production of 19.0 MMboe was 0.5% lower than the previous quarter.
- Q4 2006 production was 28.1% higher than the corresponding period of Q4 2005.

Sales Volume

- A record quarterly sales volume of 20.0 MMboe was 7.5% higher than the previous quarter due to timing of cargoes and 35.3% higher than the corresponding period of Q4 2005 due to higher production.

Revenue

- Quarterly sales revenue of A$1,097.8 million was 4.1% lower than the previous quarter due to lower commodity prices.
- Q4 2006 sales revenue was 44.7% higher than the corresponding period of Q4 2005, as a result of increased production and higher commodity prices.

Activities

- The Pluto LNG Development received State and Commonwealth environmental approval for tank site preparation activities. The formal Final Investment Decision for the project is to be considered by mid 2007, however the Woodside Board has approved expenditure of up to A$1.4 billion for Pluto long-lead items and site preparation works. Earth moving for the tank site preparation work started in early 2007.
- The North West Shelf Venture signed heads of agreement with 5 Japanese customers, Chubu Electric, Kansai Electric, Tokyo Gas, Osaka Gas and Tokyo Electric for the ongoing supply of LNG beyond 2009.
- Woodside farmed-in to nine exploration blocks in the Santos Basin off south-eastern Brazil. A 25% interest was acquired from Repsol-YPF in November 2006. The blocks are about 180km south-east of Sao Paulo in water depths of 150 metres to nearly 1000 metres and cover 2060sqkm.
- The Kenya drilling campaign commenced with the spudding of the first well, Pomboo, in December 2006.
- The US$23 per share cash tender offer by a Woodside subsidiary, ATS Inc., to acquire all the issued shares of Energy Partners, Ltd. did not proceed and the offer expired on Friday, 17 November , 2006.

Production Summary

The company's share of production and sales for the quarter ended 31 December 2006 was:

		Q4 2006	Q3 2006	[illegible] 2005	12 months 2006	12 months 2005
DOMESTIC GAS	Deliveries (av.TJ/d)	261	253	264	260	278
NWSV LIQUEFIED NATURAL GAS (LNG)	Production (t)	521,233	480,655	512,850	1,961,169	1,933,440
	Sales Delivered (t)	540,257	481,705	478,337	1,943,604	1,906,945
	Cargoes Delivered	57	51	52	205	203
NWSV CONDENSATE	Production (bbl)	2,141,933	2,095,366	2,134,485	7,970,965	8,577,062
	Sales (bbl)	2,316,295	1,995,144	2,273,878	7,972,567	8,748,172
NWSV LIQUEFIED PETROLEUM GAS (LPG)	Production (t)	38,176	38,307	40,048	141,896	145,122
	Sales (t)	42,824	30,353	40,822	140,990	153,285
COSSACK OIL	Production (bbl)	1,343,005	1,633,100	978,781	4,837,819	5,233,248
	Sales (bbl)	1,271,180	1,695,849	943,911	4,804,851	5,240,473
LAMINARIA-CORALLINA OIL	Production (bbl)	1,474,579	1,606,970	1,151,182	5,058,919	4,806,286
	Sales (bbl)	1,379,909	1,726,401	1,321,175	5,243,630	4,580,141
LEGENDRE OIL	Production (bbl)	276,747	302,862	351,191	941,589	1,797,762
	Sales (bbl)	495,151	293,618	302,430	1,066,507	1,888,932
MUTINEER – EXETER OIL	Production (bbl)	331,408	368,806	468,799	1,201,634	1,597,846
	Sales (bbl)	365,008	335,308	506,711	1,211,968	1,563,796
ENFIELD OIL	Production (bbl)	2,202,025	2,216,982	-	4,419,007	-
	Sales (bbl)	2,398,682	1,739,099	-	4,137,781	-
GULF OF MEXICO GAS	Production (MMBtu)[3]	4,367,671	3,758,723	1,578,043	13,454,055	1,976,022
	Sales (MMBtu)[3]	4,367,671	3,758,723	1,578,043	13,454,055	1,976,022
GULF OF MEXICO CONDENSATE	Production (bbl)[3]	74,490	72,647	29,186	269,490	33,895
	Sales (bbl)[3]	74,490	72,647	29,186	269,490	33,895
GULF OF MEXICO OIL	Production (bbl)[3]	3,138	2,343	2,111	11,037	2,976
	Sales (bbl)[3]	3,138	2,343	2,111	11,037	2,976
Sub Total	**Production (boe)#**	**17,486,999**	**17,349,201**	**14,252,679**	**61,154,797**	**57,415,497**
	Sales (boe)#	**18,187,675**	**16,854,761**	**14,214,146**	**60,996,781**	**57,280,534**

Production Sharing Contract (PSC) Volumes & Risk Sharing Contract (RSC) Derived Volumes

		Q4 2006	Q3 2006	[illegible] 2005	12 months 2006	12 months 2005
CHINGUETTI OIL (PSC)	Production (bbl)[2]	863,732	1,136,257	-	4,431,724	-
	Sales (bbl)[2]	1,178,053	1,169,188	-	4,336,615	-
OHANET CONDENSATE ENTITLEMENT (RSC)	Production (bbl)[1]	370,186	340,892	335,955	1,396,940	1,355,449
	Sales (bbl)[1]	370,186	340,892	335,955	1,396,940	1,355,449
OHANET LPG ENTITLEMENT (RSC)	Production (t)[1]	30,142	27,756	27,355	113,744	110,366
	Sales (t)[1]	30,142	27,756	27,355	113,744	110,366
Sub Total	**Production (boe) #**	**1,480,709**	**1,704,404**	**559,927**	**6,759,955**	**2,259,0812**
	Sales (boe) #	**1,795,030**	**1,737,335**	**559,927**	**6,664,846**	**2,259,082**
TOTAL	**Production (boe) #**	**18,967,708**	**19,053,605**	**14,812,606**	**67,914,752**	**59,674,579**
	Sales (boe) #	**19,982,705**	**18,592,096**	**14,774,073**	**67,661,627**	**59,539,616**

1 RSC derived volumes have been calculated using the 10 year average oil price at the time of initial production.

2 PSC volumes have been calculated using provisional pricing for the quarter in accordance with the terms of the Production Sharing Contract with the Islamic Republic of Mauritania.

3 Gulf of Mexico production and sales volumes are net of royalties.

\# Conversion Factors (see page 3)

Conversion Factors

(boe) = barrel of oil equivalent (TJ)= Terajoules (t) = tonne (bbl) = barrel (MMBtu) = Million British Thermal Units

(MMcfg) = million cubic feet of gas (Bcf) = billion cubic feet of gas

Product	Factor		Conversion Factors*
Domestic Gas	1TJ	=	163.6 boe
Liquefied Natural Gas (LNG)	1 tonne	=	8.9055 boe
Condensate	1 bbl	=	1.000 boe
Oil	1 bbl	=	1.000 boe
Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1876 boe
Gulf of Mexico Gas	1 MMBtu	=	0.1724 boe

* *minor changes to some conversion factors can occur over time due to gradual changes in the process stream*

Production Activities

AUSTRALIA

- **North West Shelf Venture Gas:**

  Domestic Gas: Production of 535 TJ per day (Woodside share: 261 TJ per day) increased from 507 TJ per day (Woodside share: 253 TJ per day) in the previous quarter due to higher customer demand.

  LNG: Production of 35,493 tonnes per day (Woodside share: 5,666 tonnes per day) was higher than the previous quarter of 31,598 tonnes per day (Woodside share: 5,225 tonnes per day) due to higher system availability and steady production.

  Condensate: Production of 105,617 bbl per day (Woodside share: 23,462 bbl per day) was higher than the previous quarter of 99,288 bbl per day (Woodside share: 22,776 bbl per day) due to higher gas rates and the higher system capacity following the cleaning of Stabiliser 4 in Q3 2006.

  LPG: Production of 2,575 tonnes per day (Woodside share: 415 tonnes per day) was higher than the previous quarter of 2,516 tonnes per day (Woodside share: 416 tonnes per day) due to higher gas and condensate rates.

- **North West Shelf Venture Oil:**

  Cossack Pioneer: Production of 87,587 bbl per day (Woodside share: 14,598 bbl per day) was lower than the previous quarter of 106,506 bbl per day (Woodside share: 17,751 bbl per day) due to a planned intervention on WA-6 to replace the subsea wellhead, a planned intervention on WA-7 to re-perforate the well, planned maintenance on cargo tanks and natural field decline.

- **Laminaria and Corallina:** Combined average production of 24,762 bbl per day (Woodside share: 16,028 bbl per day) was lower than the previous quarter of 27,064 bbl per day (Woodside share: 17,467 bbl per day) due to natural field decline.

- **Legendre:** Production of 6,548 bbl per day (Woodside share: 3,008 bbl per day) was lower than the previous quarter of 7,166 bbl per day (Woodside share: 3,292 bbl per day) due to natural field decline.

- **Mutineer-Exeter:** Production of 43,930 bbl per day (Woodside share: 3,602 bbl per day) was lower than the previous quarter of 48,887 bbl per day (Woodside share: 4,009 bbl per day) due to unplanned facility downtime in October and the unplanned shut-in of Mutineer-4 production well in November and December. Prior to its shut-in, Mutineer-4 was producing at around 10,700 bbl per day. One new oil production well, Exeter-8, was successfully brought on-stream in October 2006. As at year end the facility and Mutineer-4 well issues have been resolved.

- **Enfield:** Production of 39,892 bbl per day (Woodside share: 23,935 bbl per day) was lower than the previous quarter of 40,163 bbl per day (Woodside share: 24,098 bbl per day) due to ENA-03 remaining shut in following onset of water and sand production in September 2006. A 4D seismic survey will be acquired in early 2007 followed by a drilling program that is expected to commence late March. The location and number of wells in this program is yet to be finalised.

AFRICA

- **Mauritania - Chinguetti:**

  Gross production of 2,151,922 bbl was achieved for the quarter. Woodside's entitlement of 863,732 bbl is determined in accordance with the terms of the Production Sharing Contract.

Gross production of 23,390 bbl per day (Woodside share: 9,388 bbl per day) was lower than the previous quarter of 30,985 bbl per day (Woodside share: 12,351 bbl per day) due to natural field decline.

A production infill well (Chinguetti 18) commenced drilling on 29 December 2006 with the objective of maintaining field production in the range of 20,000 to 30,000 bbl per day.

In 1H 2007, Woodside will conduct a high resolution 4D seismic survey over the Chinguetti field to assist in planning the second phase in-fill drilling program and to optimise the reservoir development plan over its expected field life. Woodside continues to examine options to maximise the value of its Mauritanian holdings.

- **Algeria - Ohanet:**

  The Ohanet Joint Venture received its full revenue entitlement of US$14.8 million for the three months from October to December 2006 which equates to 370,186 bbl of condensate and 30,142 tonnes of LPG. These derived volumes were calculated using the 10 year average oil price at the time of initial production.

UNITED STATES

- **Gulf of Mexico:**

  Woodside's estimated share of production during the quarter was 77,438 bbl of liquids and 4,291,561 MMBtu of gas (3,992 MMcfg). These volumes were produced from 17 fields in the Gulf of Mexico.

  At the end of Q4 2006 Gulf of Mexico production was approximately 50.5 MMcfg per day and 870 bbl of liquids per day.

Development Activities

AUSTRALIA

- **North West Shelf Venture:**

  LNG Phase V Expansion Project: All major commitments have been awarded, shipping of prefabricated modules to Karratha is ongoing and the project remains on schedule for first LNG shipment in Q4 2008.

  Perseus over Goodwyn Project: Work is progressing towards a Q2 2007 start-up for the first well. Drilling activities commenced during October 2006. Laying of the 10" subsea flowlines has been completed and laying of 16" subsea flowline is progressing well. Subsea umbilical, structures, riser and spools have been delivered along with the two remaining subsea trees.

  Goodwyn Low Pressure Train Project: The project achieved RFSU on 11 October 2006. Gas export commenced on 15 October. The new train is performing well.

  Angel Project: Engineering, procurement and contracting activities are progressing to schedule. Drilling activities commenced on 27 November 2006. Work is progressing on the jacket fabrication in China and the topsides fabrication in Malaysia.

- **Otway Gas Project:** Offshore activities are complete apart from some minor residual work. Onshore gas plant construction continued to incur significant construction delays versus schedule during the holiday season. Updated RFSU advice will be provided at the 2006 year-end results, on 21 February 2007.

- **Stybarrow Oil Project**: Work is progressing towards a 2008 project start-up. Drilling activities are underway and the mooring system installation has commenced.

- **Vincent Oil Project**: Engineering, procurement and contracting activities are progressing in accordance with the schedule towards a 2008 start-up. Fabrication of vessel topsides is underway in Thailand. Fabrication of subsea flowlines and umbilicals are progressing to schedule. Drilling activities are scheduled to commence in Q1 2007.

- **Pluto**: State and Commonwealth environmental approval for tank site preparation activities was received in late 2006 and land leases executed allowing this work to commence in early 2007. In December, the Woodside Board approved expenditure of up to A$1.4 billion for long lead items and site preparation works for Pluto.

  Technical progress since the commencement of Front End Engineering Design in September is as planned and on schedule. The Xena discovery is being incorporated into Pluto design base case. Pluto-5 was a successful appraisal well and will assist with development well location planning.

The project remains on schedule for delivery of first LNG to Tokyo Gas and Kansai Electric by end 2010, provided FID is achieved by mid 2007.

- **Browse**: Torosa-3 appraised a separate terrace fault block to the north west of the main structure. It encountered the Plover reservoir as expected and was plugged and abandoned. Torosa-1 appraised the extension of the main Torosa field to the north east. The well encountered gas bearing reservoir and was plugged and abandoned as planned. The Torosa-2 appraisal well has commenced drilling. The well is planned for completion in Q1 2007.

  Studies for development concept selection are ongoing. Preliminary geotechnical data acquisition was successfully completed in mid November. Approvals for 3D seismic studies over the southern part of the Torosa gas field were also progressed with the surveys planned for acquisition in the second half of 2007.

UNITED STATES – Gulf of Mexico

- **Atwater Valley 618 - 'Neptune Project'** (Woodside 20% working interest, 17.5% net revenue interest)

  The project was approximately 50% complete at the end of Q4 2006. Operator advises that the project remains on schedule with first oil forecast for late 2007, but stress to the schedule and budget is being observed in the TLP installation and development drilling campaigns.

- **Brazos A039 #5 - 'Midway Project'** (Woodside 50% working interest, 47.75% net revenue interest)

  Facility issues were resolved during the quarter and a new operating agreement was executed in late December. Pipeline operator authorisation to re-establish production is expected in Q1 2007.

- **Breton Sound 41 B-8** (Woodside 100% working interest, 79.03% net revenue interest)

  The well flowed approximately 1.2 MMcfed (Woodside share) before wellbore problems developed. Workover operations are planned to repair the existing completion. Production is expected to be re-established during Q1 2007.

- **High Island 52 C-1** (Woodside 50% working interest, 35.16% net revenue interest)

  The C-1 well was shut-in due to wellbore problems. The well will remain shut-in while the sustained casing pressure is being evaluated.

- **High Island 131 B-1** (Woodside 25% working interest, 24.5% net gas revenue interest, 20.3% net oil revenue interest)

  An Amine Unit was installed during the quarter to address the CO_2 content of the gas to meet pipeline specifications.

- **Mustang Island 804** (Woodside 75% working interest, 62.25% net revenue interest)

  The well remained shut-in for the entire quarter. A new pipeline is planned for installation with production expected to be re-established in Q2 2007.

- **West Cameron 567 Facility** (Woodside 50% working interest)

  A facility upgrade to add compression to accommodate low pressure gas from WC545 No. A-2 and WC567 No. A-1 was completed in November.

Exploration and Appraisal Activities

Exploration or appraisal wells drilled during Q4 2006 were:

Well Name	Basin/ Area	Target	Woodside's Interest (%)	Spud Date	Total Well Depth^ (metres)	Remarks
AUSTRALIA						
Persephone-1	Carnarvon, WA-1-L	Gas	15.78	06 Dec	3,366	Gas/condensate discovery
Sculptor-2	Carnarvon, WA-24-L	Gas	15.78	29 Dec	3,436'	Appraisal, currently drilling
Torosa-1	Browse, WA-30-R	Gas	50.00	04 Nov	4,685	Successful appraisal
Torosa-3	Browse, WA-30-R	Gas	50.00	10 Oct	4,667	Successful Appraisal
Pluto-5	Carnarvon, WA-350-P	Gas	100.00	03 Dec	3,240	Successful appraisal
AUSTRALIA / TIMOR SEA						
Kuda Tasi-3	Timor Sea, JPDA 06-105	Oil	40.00	22 Sep	3,513	Limited hydrocarbons (oil) encountered
AFRICA						
Pomboo-1	Kenya, Block L-5	Oil	30.00	02 Dec	5,370'	Currently drilling
A1-NC206	Libya, Sirte Basin	Oil & Gas	45.00	10 Oct	3,475	Suspended pending test
B1-NC206	Libya, Sirte Basin	Oil & Gas	45.00	21 Dec	3,230'	Currently drilling
C1-NC210	Libya, Murzuq Basin	Oil & Gas	45.00	09 Oct	807	Gas discovery
C2-NC210	Libya, Murzuq Basin	Oil & Gas	45.00	21 Dec	1,070'	Appraisal, currently drilling
A2-NC210	Libya, Murzuq Basin	Gas	45.00	07 Nov	900	Successful gas appraisal
D1-NC210	Libya, Murzuq Basin	Oil & Gas	45.00	04 Dec	827	Unsuccessful
Aigrette-1*	Mauritania, PSC Block 7	Oil	15.00	06 Oct	4,803	Oil encountered, commerciality being assessed
KEN-1*	Algeria, 401D	Oil	26.25	29 Sep	2,920	Oil discovery
UNITED STATES						
Blackwater-1*	GoM, GC246	Oil	25.00	02 Oct	4,916	Hydrocarbons encountered
Blackwater-1 ST1	GoM, GC246	Oil	42.00	29 Dec	5,060'	Appraisal sidetrack, currently drilling
Claymore-1 ST2*	GoM, AT140	Gas	10.00	07 Jul	5,515	Appraisal sidetrack, currently drilling
Power Play-2ST1*	GoM, GB302	Oil	20.00	09 Sep	6,342	Successful appraisal sidetrack
Power Play-2ST2*	GoM GB302	Oil	20.00	05 Oct	6,790	Successful appraisal sidetrack

' Proposed total depth
^ Reported depths referenced to the rig rotary table
* Not operated by Woodside

AUSTRALIA

Persephone-1

The **Persephone-1** exploration well is located in WA-1-L, immediately east of the North Rankin gas field. The well was spudded in 125 metres water depth on 6 December 2006 and reached a total depth of 3,366 metres, using the *'Sedco 703'* rig. Analysis of the wireline log data indicates the presence of a gross gas column of approximately 151 metres in good quality reservoir sandstones. Two cores were acquired over the reservoir interval. The well was plugged and abandoned as planned on 28 December 2006.

Torosa-1

The **Torosa-1** appraisal well was drilled by the *'Nan Hai VI'* rig in 476 metres of water. The well encountered the objective Plover Formation and it was gas bearing. The top of the Plover Formation was structurally higher than expected, but within the prognosed uncertainty range. No production testing was undertaken and the well was plugged and abandoned as planned. Torosa-1 successfully appraised the northeast flank of the Torosa field approximately 13 kilometres north east of the 1982 North Scott Reef-1 well.

Torosa-3

The **Torosa-3** appraisal well was drilled by the *'Jack Bates'* rig approximately 4 kilometres north of the North Scott Reef-1 well in 481 metres of water. The objective was to appraise a separate terrace fault block to the north west of the main structure. The well encountered the objective Plover Formation with reservoir quality poorer than expected, but within the prognosed uncertainty range. No production testing was undertaken and the well was plugged and abandoned as planned.

Pluto-5

The **Pluto-5** appraisal well located in WA-350-P, approximately 3 kilometres south west of Pluto-1 discovery well, was spudded on 3 December 2006 by the *'Jack Bates'* in 1,062 metres of water. Pluto-5 was a successful appraisal well and will assist with development well location planning. The well was plugged and abandoned, as planned, and the rig released on 24 December 2006.

Sculptor-2

The **Sculptor-2** appraisal well, located in WA-24-L approximately 30 kilometres southwest of the Goodwyn platform in 86 metres of water was spudded on 29 December 2006.

AUSTRALIA / TIMOR SEA

Kuda Tasi-3

The **Kuda Tasi-3** (KT3) appraisal well located in JPDA 06-105 approximately 22 kilometres from the Northern Endeavour facility was spudded on 22 September 2006. The well was drilled to a depth of 3,513 metres. The well encountered limited hydrocarbons (oil) and was plugged and abandoned on 30 October 2006.

AFRICA

Pomboo-1

The **Pomboo-1** exploration well, located in Block L-5 offshore Kenya approximately 80 kilometres from the coast in 2,193 metres of water, was spudded on 2 December 2006. At the end of the year the well reached a depth of 2,944 metres.

C1-NC210

The **C1-NC210** well, located in the Murzuq Basin Libya, was spudded on 8 October 2006. Gas was encountered in several hydrocarbon bearing zones. Drill stem tests were conducted with gas flow in two zones, testing 4.95 and 5.2 mmcfgd (56/64" choke) with an absolute flow rate (AOF) of 10.7 and 12.5 mmcfgd respectively. The well was suspended as a gas discovery with the rig released on 5 November 2006 to the A2-NC210 location.

A2-NC210

The **A2-NC210** appraisal well, located in the Murzuq Basin Libya, was spudded on 7 November 2006 and drilled to a total depth of 900 metres. Gas was interpreted to be present in the well. The well was production tested and flowed gas at 6.6 mmcfgd. The well has been suspended as a gas well with the rig released on 30 November 2006 to the D1-NC210 location.

D1-NC210

The **D1-NC210** well, located in the Murzuq Basin Libya, was spudded on 4 December 2006 and reached a total depth of 827 metres. The well was plugged and abandoned on 15 December 2006 with the rig released to the C2-NC210 location.

C2-NC210

The **C2-NC210** well, located in the Murzuq Basin Libya, is an appraisal of the C1-NC210 discovery located 8 kilometres to the southwest of the discovery well. It was spudded on 21 December 2006. As at 31 December 2006 the well was at 870 metres with total depth planned at approximately 1,070 metres.

A1-NC206

The **A1-NC206** well, located in the Sirte Basin Libya, was spudded on 10 October, 2006. The total depth of 3,475 metres was reached on 18 November 2006. Hydrocarbons were interpreted in a number of zones. Well testing operations are planned to be completed with a rig-less testing unit in early 2007. The rig was released on 9 December 2006 to the B1-NC206 location.

B1-NC206

The **B1-NC206** well, located in the Sirte Basin Libya, was spudded on 21 December 2006. As at 31 December 2006 the well was at 1,560 metres. Planned total depth is 3,230 metres.

Aigrette-1

The **Aigrette-1** exploration well was spudded on 6 October 2006 and intersected a 20 metre gross oil column in Cretaceous sandstones. Further work is required to assess the commercial viability of this discovery. However, based on our provisional understanding, it is unlikely to prove commercial. The rig was released on 12 December 2006.

KEN-1

The **Khechem en Nasseur-1 (KEN-1)** exploration well located in the Algeria block 401D approximately 15 kilometres south west of the Hassi Kesskessa Field, was spudded on 29 September 2006. The total depth of 2,920 metres was reached on 19 November 2006. The testing operations flowed oil to surface and the well was subsequently plugged and abandoned. A preliminary discovery report has been submitted to Sonatrach.

ODC-1

The **Ouardat Cherguia-1 (ODC-1)** exploration well, located in the Algeria block 401D approximately 7.5 kilometres north east of the RERN Field, was classified sub-commercial in October 2006.

UNITED STATES – Gulf of Mexico

Atwater Valley 140-1, ST2 – 'Claymore Prospect'

The rig returned to location on 20 November 2006 to recommence drilling operations on **AT140-1 ST2**. The current well will further appraise the reservoir 1,372 metres northwest of the discovery well. At year-end the well was being drilled at 4,655 metres measured depth (MD) on its way to a proposed total depth of 5,515 metres MD.

Garden Banks 302-2, ST1, ST2 – 'Power Play Prospect'

The first appraisal sidetrack commenced on 9 September 2006 and drilled to a TD of 6,342 metres. A second sidetrack has been drilled to 6,790 metres MD (6,400 metres true vertical depth (TVD)) to further evaluate the reservoir. The rig was released on 16 December 2006 after the well was evaluated and temporarily abandoned. Development options are being evaluated.

Green Canyon 246-1 – 'Blackwater Prospect'

The **Green Canyon 246-1** well reached its total depth of 4,916 metres MD (4,650 TVD) in late December. A sidetrack down structure of the original well is to be drilled to a total depth of 5,060 metres MD. Marathon has elected not to participate in the sidetrack and Woodside will assume operatorship and an increased working interest position of 41.7%.

Seismic surveys conducted during Q4 2006 were:

Location	Survey name	Type	3D (sq km full fold) 2D (line km full fold)
SOUTH AMERICA			
Brazil*	Santos II	3D	385 sq km acquired; in progress

* Not operated by Woodside.

Exploration or appraisal wells planned to commence in Q1 2007:

Well Name	Basin / Area	Target	Woodside's Interest (%)	Water Depth (metres)	Proposed Total Depth^ (metres)	Remarks
AUSTRALIA						
Sculptor-3	Carnarvon, WA-24-L	Gas	15.78	86	3,359	Exploration sidetrack of Sculptor-2
Vincent-3	Exmouth, WA-28-L	Oil	60.00	349	1,800	Appraisal
Torosa-2	Browse, WA-30-R	Gas	50.00	467	4,780	Appraisal
AFRICA						
Sokwe South-1	Kenya, Block L-7	Oil	30.00	1910	3,000	Exploration
B2-NC210	Libya, Murzuq Basin	Gas	45.00	Onshore	1,112	Appraisal
C1-NC206	Libya, Sirte Basin	Oil & Gas	45.00	Onshore	2,750	Exploration
A1-NC209 ST	Libya, Murzuq Basin	Oil	45.00	Onshore	4;300	Appraisal
A1-35/3	Libya, Offshore Sirte	Oil	55.00	700	TBA	Exploration
RERW-1	Algeria, 401D	Oil	26.25	Onshore	2,593	Re-entry and test

^ Reported depths referenced to the rig rotary table

PERMITS AND LICENCES

Permits acquired or disposed of and licences awarded or relinquished during the quarter (some transactions may be subject to government and regulatory approval):

Region	Permit or Licence Area	Change in Interest (%) Increase or (Decrease)	Woodside's Current Interest %	Remarks
AUSTRALIA				
Otway	T/L3	51.55	51.55	Licence award
Carnarvon	WA-35-R	45.00	45.00	Licence award
UNITED STATES				
GoM	G24479 / GB302; G27632 / GB258	20.00	20.00	Equity acquisition
GoM	G17598 / KC301; G17599 / KC302; G17612 / KC387; G17613 / KC388; G17619 / KC431; G17620 / KC434; G17626 / KC477; G17627 / KC478	(100.00)	0.00	Lease expiry
GoM	M103221 / MI771L; M103225 / MI775L; M105409 / MI 771L	(40.00)	0.00	Equity disposal
GoM	M102166 / MI721L	(37.50)	0.00	Lease expiry
GoM	G17449 / GB861; G17458 / GB875; G17461 / GB905; G17462 / GB906; G17471 / GB950; G17480 / GB995	(33.33)	0.00	Lease expiry
GoM	G17467 / GB935; G17468 / GB936; G17469 / GB937; G17477 / GB979	(20.00)	0.00	Lease expiry

Sales Revenue and Expenditure

The company's share of sales revenue and exploration, evaluation and capital expenditure for the quarter was:

Amounts in A$ million		Q4 2006	Q3 2006	Q4 2005	12 months 2006	12 months 2005
Sales Revenue						
NWS	Domgas & LNG [1]	298.2	264.0	271.2	1,056.7	959.7
	Condensate	183.5	182.5	162.7	678.1	628.4
	Cossack Oil	99.3	161.3	71.9	428.7	376.8
	Liquefied Petroleum Gas	27.8	18.2	34.1	100.0	92.1
Laminaria	Oil	107.9	146.8	102.9	437.1	314.9
Legendre	Oil	36.0	26.8	28.4	91.0	146.9
Mutineer Exeter	Oil	33.6	36.5	47.4	119.2	128.8
Enfield	Oil	177.2	156.3	-	333.5	-
Ohanet	Condensate	11.4	10.8	10.8	44.5	42.7
	Liquefied Petroleum Gas	7.7	7.1	7.2	29.7	28.5
Gulf of Mexico	Gas [2]	33.5	35.7	20.7	132.4	25.8
	Condensate [2]	5.5	6.6	1.5	23.6	1.9
	Oil [2]	0.1	0.2	0.1	0.9	0.2
Chinguetti	Oil	76.1	91.8	-	334.9	-
	Total	**1,097.8**	**1,144.6**	**758.9**	**3,810.3**	**2,746.7**
Exploration and Evaluation Expenditure						
Exploration	Expensed	77.4	45.2	142.3	342.0	292.2
	Capitalised [3,4,5]	(12.9)	51.0	2.7	157.3	68.5
Evaluation	Expensed	18.4	1.8	(13.1)	30.2	14.7
	Capitalised [4]	80.1	122.0	73.4	358.3	187.9
	Total	**163.0**	**220.0**	**205.3**	**887.8**	**563.3**
Capital Expenditure						
Oil & Gas Properties [4]		392.1	340.1	376.7	1,427.3	1,298.0
Other Property, Plant & Equipment		5.4	3.0	3.7	20.8	4.9
	Total	**397.5**	**343.1**	**380.4**	**1,448.1**	**1,302.9**

1 Sales revenue excludes realised and unrealised gains/losses on embedded derivatives. Where applicable, 2005 prior quarter comparatives have been restated subsequent to the release of IFRIC (D15), which provided further guidance on the treatment of embedded derivatives under AASB 139.

2 Gulf of Mexico revenue has been reported net of royalties and net of any realised gain/loss on effective hedges. Additionally, some hedges in place at the time of the Gryphon acquisition have been deemed ineffective under IFRS accounting standards. Accordingly, the realised component of these hedges has not been reflected in sales revenues.

3 Exploration Capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of amortisation of permit acquisition costs and well costs reclassified to expense on finalisation of well results.

4 Projects which have achieved Final Investment Decision, result in amounts of previously capitalised Exploration and Evaluation expenditure (from current and prior years) being transferred to Oil & Gas Properties. The table above does not reflect the impact of such transfers. The impact of the transfers will be reflected in the full-year financial report.

5 Exploration capitalised includes A$50m expenditure relating to current drilling campaigns (Pomboo & Blackwater). Unsuccessful wells prior to the release of the full-year financal report will be expensed.